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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65878

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GLOBAL EXECUTION BROKER, LP**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY AVENUE, SUITE 220
(No. and Street)

BALA CYNWYD   **PA**   **19004**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT SACK   610-617-2812
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ROBERT C SACK   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
GLOBAL EXECUTION BROKER, LP   , as of DECEMBER 31   , 20 17   , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Commonwealth of Pennsylvania



Notarial Seal
JANINE BEATY – Notary Public
LOWER MERION TWP, MONTGOMERY COUNTY
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Notary Public

Signature

TREASURER

Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL EXECUTION BROKERS, LP

(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners
Global Execution Brokers, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Global Execution Brokers, LP (the "Entity") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Entity as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on the Entity's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Entity's auditor since 2010.

EISNERAMPER LLP
New York, New York
February 22, 2018

GLOBAL EXECUTION BROKERS, LP

Statement of Financial Condition
December 31, 2017

ASSETS

Receivable from clearing broker	$ 28,941,064
Accrued trading receivables	5,487,521
Receivable from affiliates	9,056,438
Fixed assets (net of accumulated depreciation of $127,613)	3,973
Other asset	884
Total assets	**$ 43,489,880**

LIABILITIES AND PARTNERS' CAPITAL

Marketing and transaction fees payable	$ 7,706,046
Payable to affiliates	1,884,574
Accrued compensation	23,847
Accrued expenses and other liabilities	133,917
Total liabilities	9,748,384
Partners' capital	33,741,496
Total liabilities and partners' capital	**$ 43,489,880**

GLOBAL EXECUTION BROKERS, LP

See notes to statement of financial condition

GLOBAL EXECUTION BROKERS, LP

Notes to Statement of Financial Condition
December 31, 2017

NOTE A - ORGANIZATION

Global Execution Brokers, LP (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated self-regulatory organization is the Chicago Board Options Exchange (the "CBOE"). The Entity is a member of the National Futures Association (the "NFA") and it is registered with the Commodity Futures Trading Commission ("CFTC"). The Entity provides order execution services on various exchanges and alternative trading systems for affiliates. The Entity is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by SFG Partner, LLC.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The Entity records revenue from order flow and principal transactions and related expenses on a trade-date basis.

Interest income and order execution income are recorded on the accrual basis.

Dividends on securities sold, not yet purchased, are recorded on the ex-dividend date.

The Entity maintains cash in bank accounts which, at times, may exceed federally insured limits.

Depreciation of fixed assets is computed using the double-declining-balance method over the estimated useful life of the asset.

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

NOTE C - RECEIVABLE FROM CLEARING BROKER AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Entity are provided by Merrill Lynch Professional Clearing Corp.

At December 31, 2017, the amount receivable from clearing broker reflected on the statement of financial condition represents amounts due from this clearing broker.

NOTE D - RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna Technology Management, Inc. ("STMI"), and Waves Licensing, LLC.

SIG acts as a common payment agent for the Entity and various affiliates for various direct and indirect operating expenses. The Entity pays for the indirect costs at an amount agreed upon between the Entity and SIG based on allocations determined at SIG's discretion. Included in payable to affiliates is $566,228 related to these direct and indirect operating costs.

STMI provides administrative and technology services to the Entity and various affiliates. The Entity pays a monthly management fee for these services based on allocations determined at STMI's discretion. Included in payable to affiliates is $50,314 related to these services.

The Entity enters into agreements with order flow providers and pays the providers an agreed-upon marketing fee for sending their orders through the Entity's order routing system. The Entity aggregates this order flow and may give preference to affiliates which are liquidity providers on the exchange where such orders are executed. In return for giving preference to these affiliates, the Entity receives payment for order flow directed to it by these affiliates. Included in receivable from affiliates is $5,822,920 related to this arrangement as of December 31, 2017.

NOTE D - RELATED PARTY TRANSACTIONS (CONTINUED)

Affiliates of the Entity which are liquidity providers on various exchanges may direct their order flow providers to route orders by way of the Entity's router and execution services. These affiliates benefit from this activity and make payments for order flow directly to such order flow providers based on previously agreed-upon rates. In these instances, the Entity has no liability regarding the affiliates' payments for order flow and only provides the routing and execution services on behalf of its affiliates. This arrangement is reviewed annually and adjusted as deemed necessary by management.

The Entity has a licensing agreement with Waves Licensing, LLC. The agreement allows the Entity to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Entity pays an annual licensing fee equal to a percentage of the Entity's net trading profits, if any, as defined in the licensing agreement. Included in payable to affiliates are licensing fees to Waves Licensing, LLC amounting to $1,212,310.

The Entity executes trades for affiliated broker-dealers for which it receives a fee or owes a rebate, based on liquidity provided. The fee is based on trading and execution charges, plus a surcharge to cover other costs and, for certain affiliates, receives a fixed monthly fee to cover other order execution charges. As of December 31, 2017, these affiliates owed the Entity a net amount of $68,988 related to these fees.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

NOTE E - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

At December 31, 2017, management has determined that there are no material uncertain income tax positions.

NOTE F - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1 and is also subject to the net capital requirements of the CFTC Regulation 1.17 and the requirements of the NFA. The Entity computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital of $250,000. At December 31, 2017, the Entity had net capital of $21,271,450 which exceeded its requirement of $250,000 by $21,021,450.